Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 10, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dice Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-141876)

Ladies and Gentlemen:

On behalf of our client, Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”), together with Exhibits, marked to indicate changes from Amendment No. 5 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 27, 2007.

Should you have any questions regarding Amendment No. 6, please feel free to contact the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.

Very truly yours,

/s/ Brett D. Nadritch

Brett D. Nadritch

cc:	Brian Campbell, Esq.
Dice Holdings, Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP